

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2011

<u>Via E-mail</u>
Mr. D.F. Smith
Chairman of the Board and Chief Executive Officer
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221

     Re: **National Fuel Gas Company**
          Form 10-K for Fiscal Year Ended September 30, 2010
          Filed November 24, 2010
          File No. 1-3880

Dear Mr. Smith:

     We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief